Exhibit 21.1

List of Subsidiaries

	Names	Dates of Formation

1.	Belfair Apartments, LLC	December 3, 2019
2.	Pacific Ridge CMS, LLC	May 24, 2021
3.	Tanglewilde, LLC	June 25, 2021
4.	HCDI FL CONDO LLC	July 30, 2021
5.	HCDI Mira, LLC	August 31, 2021
6.	HCDI, Bridgeview LLC	October 28, 2021
7.	HCDI Wyndstone, LLC	September 15, 2021
8.	HCDI at Semiahmoo, LLC	December 17, 2021
9.	Mills Crossing, LLC	July 21, 2022
10.	Broadmoor Ventures, LLC	August 24, 2022
11.	Winding Lane Estate LLC	November 30, 2022